June 6, 2005


Mail Stop 4561

      VIA U.S. MAIL AND FAX (416) 366-8179

William P. Dickie
Chief Financial Officer
River Capital Group, Inc.
130 King Street West #3680
Toronto, Ontario, Canada    M5X 1B1

Re:	River Capital Group, Inc.
	Form 10-KSB for the year ended December 31, 2004
      Filed April 22, 2005
      File No. 0-29463

Dear Mr. Dickie:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

1. Please have your auditors revise their audit report to include an explanatory paragraph that indicates that there is a substantial doubt about the entity`s ability to continue as a going concern.
For
reference see paragraph 12 of SAS 59.


*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact James Webster, Staff Accountant, at (202)
551-
3446 or me, at (202) 551-3486 if you have questions.

						Sincerely,



Daniel L. Gordon
Accounting Branch Chief


River Capital Group, Inc
June 6, 2005


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